

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2012

Via E-mail
Alexander Bafer
Chief Executive Officer
Brick Top Productions, Inc.
433 Plaza Real, Suite 275
Boca Raton, Florida 33432

Re: Brick Top Productions, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed May 11, 2012
File No. 333-176093

Dear Mr. Bafer:

We have received your response to our letter dated February 27, 2012 and have the following additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Summary, page 1

Our Company, page 1

2. Please update the second paragraph to include information and net loss data pertaining to your fiscal year ended December 31, 2011.

Risk Factors, page 4

We have accrued $87,500 in compensation for our CEO and $62,500, page 6

3. Please reconcile the disclosure in this risk factor and its heading with the statement on page 4 that you have accrued executive salary expense of $175,000. We note that the sum of $87,500 and $62,500 is $150,000, not $175,000. To the extent necessary please also revise the second-to-last sentence in the risk factor titled "Our sole employee is also our sole director, and therefore has the ability to set his own compensation."

Selling Shareholders, page 10

4. We note that the total number of shares in the column "Total Shares to be Registered Pursuant to this Offering" now exceeds the 7,118,500 shares listed on the registration statement cover page and the prospectus cover page. Please revise accordingly.

Description of Business, page 13

Introduction, page 14

5. Please refer to the second paragraph. Please disclose whether the company intends to market the project for four to six years based on Mr. Turturro's opinion.

Please also disclose that Mr. Turturro's opinion may prove to be incorrect and the project may not be marketable for as long as he believes it will.

6. We note your response to our prior comment 6. Please revise the third paragraph to disclose the approximate cost for acquiring the rights for Bless Me Father and the any approximate cost for pre-selling the distribution rights abroad for that project. Additionally, please disclose approximately how long it will take to acquire Bless Me Father, approximately how long it will take to obtain financing for Bless Me Father, and how long it will take to pre-sell the distribution rights abroad for that project.

7. In this regard, please revise the carry-over paragraph from page 14 to 15 to state the approximate date when you anticipate having raised the capital necessary to take the smart phone application from design through deployment and when work on your smart phone application project will begin.

Management's Discussion and Analysis

Results of Operations for the Twelve Months Ended December 31, 2011, page 17

8. Please expand your narrative to also include a schedule of the key components of operating expenses for the years ended December 31, 2011 and 2010. The schedule should be accompanied by a comparative discussion similar to that on page 18.

Liquidity and Capital Resources, page 19

9. Net cash used by operating activities for the cumulative period from inception to December 31, 2011 appears to be misstated. Please revise or advise.

Age of Financial Statements

10. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment to your Registration Statement on Form S-1 should include unaudited interim financial statements and related financial information, such as MD&A, for the three months ended March 31, 2012.

Accountants' Consent

11. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Clint J. Gage, Esq.
        Roetzel & Andress